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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834453 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	834453 10 2	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS: Prospect Venture Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 20-1943842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 2 of 11 pages

CUSIP No.	834453 10 2	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS: Prospect Management Co. III, L.L.C

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 20-1943809

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 3 of 11 pages

CUSIP No.	834453 10 2	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS: David Schnell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 4 of 11 pages

CUSIP No.	834453 10 2	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS: Alexander E. Barkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 5 of 11 pages

CUSIP No.	834453 10 2	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS: Russell C. Hirsch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 6 of 11 Pages

CUSIP No.	834453 10 2	Page	7	of	11 Pages

1	NAMES OF REPORTING PERSONS: James B. Tananbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,167,226 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,167,226 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,167,226 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,167,226 shares held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the Prospect Entities, however, they disclaim beneficial ownership of the shares held by the Prospect Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.

Page 7 of 11 pages

Item 1
(a)	Name of Issuer: Somaxon Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

12750 High Bluff Drive, Suite 310 San Diego, CA 92130
Item 2
(a)	Name of Person(s) Filing:
Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)
David Schnell (“Schnell”)
Alexander E. Barkas (“Barkas”)
Russell C. Hirsch (“Hirsch”)
James B. Tananbaum (“Tananbaum”)

(b)	Address of Principal Business Office:
c/o Prospect Venture Partners 435 Tasso Street, Suite 200 Palo Alto, California 94301
(c)	Citizenship:

Entities:	PVP III	-	Delaware
	PMC III	-	Delaware
Individuals:	Schnell-	-	United States of America
	Barkas	-	United States of America
	Hirsch	-	United States of America
	Tananbaum	-	United States of America
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 834453 10 2
Item 3 Not applicable.

Page 8 of 11 Pages

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2005:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Prospect Entities	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)

Prospect Venture
Partners III, L.P.	1,167,226	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

Prospect Management
Co. III, L.L.C. (1)	0	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

David Schnell (1)	0	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

Alexander E. Barkas (1)	0	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

Russell C. Hirsch (1)	0	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

James B. Tananbaum (1)	0	0	0	1,167,226	0	1,167,226	1,167,226	6.48%

(1)	Prospect Management Co. III, L.L.C. (“PMC III”) serves as the sole general partner of Prospect Venture Partners III, L.P. PMC III owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum serve as Managing Directors of PMC III, and each owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 18,026,300 shares of the Issuer’s common stock outstanding (as of September 30, 2005), as set forth in the Issuer’s most recent Prospectus, filed with the Securities and Exchange Commission on December 15, 2005.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2006
PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT MANAGEMENT CO. III, L.L.C.

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

/s/ David Schnell

David Schnell
/s/ Alexander E. Barkas

Alexander E. Barkas
/s/ Russell C. Hirsch

Russell C. Hirsch
/s/ James B. Tananbaum

James B. Tananbaum
Exhibit(s):
A: Joint Filing Statement

Page 10 of 11 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Somaxon Pharmaceuticals, Inc. is filed on behalf of each of us.
Dated: February 13, 2006
PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

PROSPECT MANAGEMENT CO. III, L.L.C.

By:	/s/ David Schnell

Name:	David Schnell

Managing Director

/s/ David Schnell

David Schnell
/s/ Alexander E. Barkas

Alexander E. Barkas
/s/ Russell C. Hirsch

Russell C. Hirsch
/s/ James B. Tananbaum

James B. Tananbaum

Page 11 of 11 Pages